Exhibit (a)(5)(1)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The U.S. Share Offer (as defined below) is being made in the United States solely by the U.S. Offer Document dated May 25, 2007, the Letter of Transmittal (in the case of ADSs (as defined below)), the U.S. Form of Acceptance (in the case of the AsiaSat Shares (as defined below)), and any amendments or supplements thereto. The U.S. Share Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of AsiaSat Shares who are not resident in the United States. In those jurisdictions where the applicable laws require the U.S. Share Offer to be made by a licensed broker or dealer, the U.S. Share Offer shall be deemed to be made on behalf of the Offeror by Morgan Stanley & Co. Incorporated, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

United States

Unconditional Mandatory General Offer

by

Morgan Stanley Asia Limited

on behalf of

AsiaCo Acquisition Ltd.

to acquire all the issued shares of

Asia Satellite Telecommunications

Holdings Limited

(other than those shares held by AsiaCo Acquisition Ltd.

(if any) and parties acting in concert with it)

AsiaCo Acquisition Ltd., a company incorporated in the British Virgin Islands with limited liability (the “Offeror”), is offering to purchase (i) all issued and to be issued ordinary shares, par value HK$0.10 each (“AsiaSat Shares”), of Asia Satellite Telecommunications Holdings Limited, an exempted company incorporated in Bermuda (“AsiaSat” or the “Company”), held by residents of the United States (“U.S. Shareholders”), at an offer price of HK$16.00 per share (the “Share Offer Price”), less the dividend of HK$0.27 per share paid on May 22, 2007, for a net price of HK$15.73 (which shall be converted into U.S. dollars), and (ii) all issued American Depositary Shares (“ADSs”), each representing 10 AsiaSat Shares and evidenced by American Depositary Receipts (“ADRs”), at an offer price of HK$160.00 per ADS, less the dividend, of HK$2.70 per ADS paid on May 22, 2007, for a net price of HK$157.30 (which shall be converted into U.S. dollars) (collectively, the “U.S. Share Offer”) on the terms and subject to the conditions set forth in the offer document dated May 25, 2007 describing the U.S. Share Offer (the “U.S. Offer Document”), and in the related form of acceptance for tender of AsiaSat Shares held by U.S. Shareholders (“U.S. Form of Acceptance”) or the letter of transmittal for tender of AsiaSat Shares underlying ADSs (“Letter of Transmittal”). AsiaSat Shares and ADSs are referred to collectively as “AsiaSat Securities.” The Offeror will pay all charges and expenses of The Bank of New York, in its capacity as the depositary for the ADSs and as tender agent (the “Tender Agent”) for the U.S. Share Offer in respect of ADSs, and Morgan Stanley & Co. Incorporated, in its capacity as the Dealer Manager for the U.S. Share Offer, incurred in connection with the U.S. Share Offer. (References herein to “HK$” mean Hong Kong dollars.)

THE U.S. SHARE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE OFFER PERIOD. THE OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE AT 4:00 A.M. (NEW YORK CITY TIME), ON TUESDAY, JUNE 26, 2007 (UNLESS EXTENDED TO A LATER EXPIRATION DATE (THE “CLOSING DATE”)). HOLDERS OF ASIASAT SHARES AND ADSs WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCE OF THE U.S. SHARE OFFER FROM THE DATE OF THIS ANNOUNCEMENT UNTIL THE CLOSING DATE.

The Offeror is also making concurrent offers outside the United States for: (i) the purchase of all issued and to be issued AsiaSat Shares held by non-U.S. Shareholders, at HK$16.00 per AsiaSat Share less the dividend of HK$0.27 per share paid on May 22, 2007, for a net price of HK$15.73 (the “Share Offer”); and (ii) the purchase for cancellation of all outstanding tranche B options (the “B Options”) granted under the share option scheme adopted by the Company on January 25, 2002 (the “Share Option Scheme”) and all outstanding tranche C options (the “C Options”) granted under the Share Option Scheme (the B Options and C Options, collectively, the “Options”), at HK$0.01 in cash for each B Option and HK$1.65 in cash for each C Option (the “Option Offer”). The U.S. Share Offer and the Share Offer are collectively referred to as the “Share Offers” and the Share Offers and the Option Offer are referred to collectively as the “Offers.”

The Share Offers have been structured such that the procedural market terms of the Share Offers will be as equivalent as practically possible, given the differences between U.S. and Hong Kong law and practice. The Share Offers differ in the following ways: (i) U.S. Shareholders and ADS Holders (wherever such ADS Holders are located) may only tender in the U.S. Share Offer, and non-U.S. Shareholders may only tender in the Share Offer; (ii) those tendering in the U.S. Share Offer have withdrawal rights from the date of this announcement until the last day of the Offer Period, whereas under the Share Offer, there are no such withdrawal rights; (iii) payment under the U.S. Share Offer will be in U.S. dollars, while payment under the Share Offer will be in Hong Kong dollars; and (iv) those tendering into the U.S. Share Offer will receive payment within ten (10) days of the Closing Date, while those tendering into the Share Offer will receive payment within ten (10) days of acceptance of a valid tender.

These Offers are being made as the result of the completion of a transaction involving Bowenvale Limited, a company incorporated under the laws of the British Virgin Islands that currently owns the majority of the AsiaSat Shares in issue, that the Securities and Futures Commission of Hong Kong (the “SFC”) viewed as triggering a mandatory general offer obligation on the part of the Offeror for all the AsiaSat Shares and outstanding options under Rule 26 of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”).

The U.S. Share Offer, which is mandated by applicable regulations, is an unconditional general offer to acquire all the issued and to be issued AsiaSat Shares held by U.S. Shareholders, including AsiaSat Shares represented by ADSs held by ADS holders, wherever they are located (“ADS Holders”), other than those held by the Offeror and parties acting in concert with it. Under the terms of the U.S. Share Offer, the Shares and ADSs will be acquired by the Offeror fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto, including the right to receive all dividends, rights and distributions declared, paid or made on or after 13 February 2007 and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or to ADS Holders who were on the records maintained by or on behalf of the ADS Depositary at 4:30 p.m. Hong Kong time on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. U.S. Shareholders who accept the U.S. Share Offer will receive a net sum of HK$15.73 (which shall be converted into U.S. dollars) per duly accepted AsiaSat Share within 10 days of the Closing Date. ADS Holders who accept the U.S. Share Offer will receive a net sum of HK$157.30 (based on the same per share price multiplied by 10, reflecting the number of AsiaSat Shares underlying each ADS) (which shall be converted into U.S. dollars) upon surrender of the ADSs, less any fees and expenses in connection with currency conversions and withholding taxes, if applicable. The Offeror will bear the costs of the cancellation fee of U.S.$0.05 per ADS, but will not be responsible for any other fees or expenses connected with the ADSs.

Unless the U.S. Share Offer has previously been extended, all acceptances must be received by 4:00 a.m. on Tuesday, June 26, 2007 (New York time), and the Offers will close on Tuesday, June 26, 2007. The U.S. Share Offer is made on May 25, 2007, the date of the mailing of the U.S. Offer Document, and is capable of acceptance on and from that date. The Offeror does not intend to extend the U.S. Share Offer or provide a subsequent offering period but it reserves the right to do so in accordance with the relevant provisions of the Takeovers Code.

Acceptances of the U.S. Share Offer may be withdrawn until 4:00 a.m. New York time on Tuesday, June 26, 2007.

The independent board committee of the board of directors of AsiaSat considers the terms of the U.S. Share Offer to be fair and reasonable so far as the AsiaSat Shareholders and the ADS Holders, respectively, are concerned.

It is the intention of the Offeror to maintain the listing of the AsiaSat Shares on the Main Board of the Stock Exchange of Hong Kong (the “Stock Exchange”) after the close of the Offers. Accordingly, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act 1981 (as amended) of Bermuda. Accordingly, AsiaSat Shareholders should therefore be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent of the issued AsiaSat Shares, trading in the AsiaSat Shares may be suspended until the minimum public float (the “Minimum Public Float”) prescribed by the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), whereby at least 25 per cent of AsiaSat Shares must be in public hands, is attained. If necessary to attain the Minimum Public Float, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that at least 25 per cent of the issued AsiaSat Shares are held by AsiaSat independent shareholders.

If following the completion of the Offers, AsiaSat becomes eligible for de-registration under the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), AsiaSat may seek to de-register and terminate its reporting obligations under the Exchange Act. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the New York Stock Exchange will be re-examined by AsiaSat and its board of directors, the outcome of which may be to terminate such listing.

The receipt of cash in exchange for AsiaSat Shares under the U.S. Share Offer will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. Generally, U.S. holders of AsiaSat Shares will recognize gain or loss for these purposes equal to the difference between the amount of cash received and their adjusted tax basis in the AsiaSat Shares that were exchanged. For U.S. federal income tax purposes, this gain or loss generally would be a capital gain or loss if the AsiaSat Shares are held as a capital asset.

        The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the U.S. Offer Document and incorporated herein by reference. The U.S. Offer Document, the Letter of Transmittal (in the case of ADSs), the U.S. Form of Acceptance (in the case of AsiaSat Shares) and related materials are being mailed to holders of record of AsiaSat Shares resident in the United States and ADSs Holders (wherever they are located) and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear as holders of record, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of AsiaSat Shares and ADSs. U.S. Shareholders may only tender their AsiaSat Shares pursuant to the U.S. Form of Acceptance and ADS Holders may only tender the AsiaSat Shares underlying their ADSs pursuant to the Letter of Transmittal, both of which may be obtained by contacting the Tender Agent at The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, NY 10286-1248 or at 1-800-507-9357.

To the extent permissible under applicable law or regulation, the Offeror, its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, AsiaSat Shares or any securities that are immediately convertible into, exchangeable for, or exercisable for, AsiaSat Shares in the Share Offer, before, during or after the period in which the U.S. Share Offer remains open for acceptance. Any information about such purchases will be disclosed as required by law or regulation in Hong Kong and other relevant jurisdictions. This information will be disclosed in the United States through amendments to the joint Schedule TO/13E-3 filed with the SEC, and available for free at the SEC’s website at www.sec.gov, to the extent that such information is made public in Hong Kong pursuant to the Takeovers Code or the Listing Rules. In making the Offers, the Offeror and its respective affiliates and agents will rely on, and comply with the other conditions of, certain exemptive relief under the Exchange Act granted by the SEC.

The U.S. Offer Document, the U.S. Form of Acceptance, Letter of Transmittal and related materials contain important information which should be read carefully before any decisions are made with respect to the U.S. Share Offer.

Requests for copies of the U.S. Offer Document, the U.S. Form of Acceptance and the Letter of Transmittal may be directed to the Tender Agent in accordance with information set forth above, and copies will be furnished promptly at the Offeror’s expense. Except as set forth in the U.S. Offer Document, no fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of AsiaSat Shares and ADSs pursuant to the U.S. Share Offer.

The Dealer Manager for the U.S. Share Offer is:

Morgan Stanley

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY 11036

1 (866) 673-4167

The Tender Agent for the U.S. Share Offer is:

The Bank of New York

By Mail:	By Hand or Overnight Delivery:

The Bank of New York	The Bank of New York
Tender & Exchange Department	Tender & Exchange Department – 11 West
P.O. Box 11248	101 Barclay Street
Church Street Station	Receive and Deliver Window – Street Level
New York, NY 10286-1248	New York, NY 10286

1 (800) 507-9357

May 25, 2007